October 8, 2024

John Alam, M.D.
President and Chief Executive Officer
CervoMed Inc.
20 Park Plaza, Suite 424
Boston, Massachusetts 02216

       Re: CervoMed Inc.
           Registration Statement on Form S-3
           Filed October 3, 2024
           File No. 333-282494
Dear John Alam M.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jason S. McCaffrey, Esq.